Exhibit 12.1

News Corporation

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	For the three months ended September 30,
	2009	2008
Earnings:
Income before income tax expense	$842	$717
Add:
Equity (earnings) losses from affiliates	(32)	359
Dividends received from affiliates	16	30
Fixed charges, excluding capitalized interest	304	279
Amortization of capitalized interest	13	8

Total earnings available for fixed charges	$1,143	$1,393

Fixed charges:
Interest on debt and finance lease charges	$245	$221
Capitalized interest	10	16
Interest element on rental expense	59	58

Total fixed charges	$314	$295

Ratio of earnings to fixed charges	3.6	4.7